Exhibit 99.10

The New Second Lien Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws.

10.25% SENIOR SECURED SECOND LIEN NOTES

(the “New Second Lien Notes”)

NEW SECOND LIEN NOTES PARTICIPATION FORM

POSTMEDIA NETWORK INC.

For Eligible Second Lien Noteholders who desire to participate in the New Capital Offering of CDN$110,000,000 New Second Lien Notes (the “Offered Notes”)

In connection with a Plan of Arrangement involving Postmedia Network Inc. (“PNI”) and Postmedia Network Canada Corp. (“PNCC”, and together with PNI, “Postmedia” or the “Company”) attached as Appendix “F” to the Management Information Circular of Postmedia dated August 5, 2016.

Eligible Second Lien Noteholders as of 5:00 p.m. (Toronto time) on August 5, 2016 (the “Record Date”) who wish to participate in the New Capital Offering are required to return this New Second Lien Notes Participation Form to their Intermediary by such deadline as established by their Intermediary.

Intermediaries are required to deliver a New Second Lien Note Participation Summary (described below), together with each New Second Lien Notes Participation Form received by such Intermediary to Kingsdale Shareholder Services (“Kingsdale”) PRIOR TO 12:00 P.M. TORONTO TIME, ON SEPTEMBER 2, 2016 as follows:

By Registered Mail, Hand Delivery, or Courier During Regular Business Hours Only (8:00 a.m. to 5:00 p.m. (Toronto time) Monday to Friday) or by E-mail or Fax.

Kingsdale Shareholder Services

By E-mail:

corpaction@kingsdaleshareholder.com or

By Facsimile:1-866-545-5580 or

By Mail, Hand Delivery or Courier:

Kingsdale Shareholder Services

The Exchange Tower

130 King Street West, Toronto, P.O. Box 361

Ontario M5V 1E2

Attention: Corporate Actions

Delivery in a manner other than as set forth above will not constitute valid delivery.

ALL PROPERLY COMPLETED AND DULY EXECUTED NEW SECOND LIEN NOTES PARTICIPATION FORMS MUST BE RECEIVED BY THE INTERMEDIARY WHO IS REQUIRED TO MEDALLION/SIGNATURE GUARANTEE THE FORMS AND FORWARD THE NEW SECOND LIEN NOTES PARTICIPATION FORM AND A PARTICIPATION SUMMARY TO KINGSDALE PRIOR TO 12:00 P.M., TORONTO TIME, ON SEPTEMBER 2,

2016, OR SUCH LATER TIME AS PNI MAY DETERMINE (THE “PARTICIPATION DEADLINE”). PLEASE NOTE THAT YOUR INTERMEDIARY MAY ESTABLISH AN EARLIER DEADLINE FOR THIS FORM.

ELIGIBLE SECOND LIEN NOTEHOLDERS INTENDING TO PARTICIPATE IN THE NEW CAPITAL OFFERING WILL NOT BE ABLE TO PARTICIPATE IF KINGSDALE HAS NOT RECEIVED A PROPERLY COMPLETED, DULY EXECUTED AND MEDALLION/SIGNATURE GUARANTEED NEW SECOND LIEN NOTES PARTICIPATION FORM AND PARTICIPATION SUMMARY FROM THE APPLICABLE INTERMEDIARY ON OR PRIOR TO THE PARTICIPATION DEADLINE.

EACH BACKSTOP PARTY WILL BE DEEMED TO HAVE SUBSCRIBED FOR ITS PRO RATA SHARE OF THE NEW SECOND LIEN NOTES WITHOUT ANY NEED TO COMPLETE AND RETURN THIS NEW SECOND LIEN NOTES PARTICIPATION FORM.

INSTRUCTIONS

For Completion of Form by Eligible Second Lien Noteholders:

1.         Indicate the amount of your Committed Second Lien Notes in the box located on Page 11 of this Form. Each Eligible Second Lien Noteholder who held Second Lien Notes as of August 5, 2016 is entitled to subscribe for up to their pro rata share of New Second Lien Notes based on the following formula:

The aggregate principal amount (including accrued and unpaid interest from and after July 15, 2016) of such Eligible Second Lien Noteholder’s Second Lien Notes as at August 5, 2016

                                                                                       x the US dollar equivalent on the FX Date of CDN$110,000,000

US$270,617,115.89 (being the aggregate principal amount (plus all accrued and unpaid interest from and after July 15, 2016) of the Second Lien Notes held by all Second Lien Noteholders as at August 5, 2016

2.         Complete and duly execute the signature page located at Page 11 of this Form.

3.         Complete the box located on Page 12 of this Form indicating the principal amount of Second Lien Notes held by you as of August 5, 2016.

4.         Co-ordinate with your broker and have the broker complete and medallion/stamp guarantee the signature page located at Page 11 of this Form, restricted to the number of Second Lien Notes held by you AS AT AUGUST 5, 2016.

5.         Complete the information required for contact information for you and your broker, each located at Page 12.

6.         Return the fully completed and duly executed Form to your Intermediary in accordance with the delivery instructions provided by your Intermediary to arrive by such deadline as set by your Intermediary, which deadline will be in advance of 12:00 p.m. (Toronto time) on September 2, 2016.

For Completion of Form and Summary by Intermediaries:

1.         Return the fully completed, duly executed and medallion/stamp guaranteed New Second Lien Notes Participation Form to Kingsdale by registered mail, hand delivery or courier to its office specified on the back page of this New Second Lien Notes Participation Form by 12:00 p.m. (Toronto time) on September 2, 2016.

2.         Return one fully completed and duly executed New Second Lien Notes Participation Summary (to be sent by Kingsdale to each Intermediary under separate cover) based on all Forms received by such Intermediary for Electing Second Lien Noteholders to Kingsdale by registered mail, hand delivery or courier to its office specified on the back page of this New Second Lien Notes Participation Form to arrive before 12:00 p.m. (Toronto time) on September 2, 2016.

This New Second Lien Notes Participation Form is delivered to Second Lien Noteholders in connection with the proposed statutory plan of arrangement (the “Plan of Arrangement”) of Postmedia, which is part of the overall capital reorganization (the “Recapitalization”) of Postmedia, which Plan of Arrangement is being submitted to Noteholders of PNI and shareholders of PNCC for approval at the special meetings of Noteholders and shareholders to be held on September 7, 2016. A detailed description of the Plan of Arrangement and the transactions contemplated therein is set forth in the management proxy circular dated August 5, 2016 (the “Information Circular”) of Postmedia delivered to Noteholders and Shareholders and a copy of the Plan of Arrangement is attached as Appendix “F” to the Information Circular. Defined terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Information Circular. You should read the Information Circular, as well as Description of Notes that will form the basis for the indenture that will govern the New Second Lien Notes (the “New Second Lien Indenture”), carefully. A copy of the New Second Lien Note Indenture in substantially final form will be made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com. Postmedia will issue a press release once the document has been posted for viewing.

The Recapitalization includes the offering (the “New Capital Offering”) of new 10.25% second lien secured notes of PNI (the “New Second Lien Notes”) having an aggregate principal amount equal to the US dollar equivalent of CDN$110,000,000 based on the Canadian Exchange Rate on the FX Date (as each term is defined below) (the “New Capital Offering Amount”). Pursuant to the Plan of Arrangement, the New Capital Offering is open to all Eligible Second Lien Noteholders (as described below) as of August 5, 2016 (the “Record Date”). Each Eligible Second Lien Noteholder will have the right, but not the obligation, to participate in the New Capital Offering by subscribing for and purchasing up to its pro rata share, determined by dividing the amount of Second Lien Notes held by such Eligible Second Lien Noteholder as at the Record Date by the aggregate amount of Second Lien Notes held by all Second Lien Noteholders as at the Record Date (the “New Capital Offering Pro Rata Share”) of the Offered Notes, which amount shall be paid in US dollars based on the Canadian Exchange Rate as of the FX Date.

Postmedia has received commitments from the Backstop Parties pursuant to the Backstop Commitment Letter to purchase all of the New Second Lien Notes that are not otherwise subscribed for and taken up by Eligible Second Lien Noteholders in the New Capital Offering. The Backstop Parties will be paid a cash commitment fee equal to the US dollar equivalent of CDN$5.5 million based on the Canadian Exchange Rate on the FX Date payable upon completion of the New Capital Offering or upon termination of the Recapitalization in certain circumstances. If the New Capital Offering is completed, this fee will be used by the Backstop Parties to acquire additional New Second Lien Notes thereby increasing the total amount of the Second Lien Notes to the US dollar equivalent of CDN$115,500,000 based on the Canadian Exchange Rate on the FX Date.

Important Information

In making your decision as to whether or not to participate in the New Capital Offering, you should rely only on the information contained in the Information Circular, in this New Second Lien Notes Participation Form and in the New Second Lien Indenture (to the extent the New Second Lien Indenture in substantially final form is made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com prior to the Participation Deadline). Postmedia has not authorized anyone to provide you with any different or supplemental information. If you receive any such information, you should not rely upon it.

The contents of the Information Circular or this New Second Lien Notes Participation Form should not be construed as legal, business or tax advice. You should consult your own legal counsel, business advisor and tax advisor as to those matters.

In order to participate in the New Capital Offering, each Eligible Second Lien Noteholder must properly complete and duly execute this New Second Lien Notes Participation Form, and submit it to his, her or its bank, broker, custodian, or other intermediary in accordance with the procedures set forth herein on or prior to the deadline established by their Intermediary. If you are not aware of your Intermediary’s deadline for submission of this Form, you should contact your Intermediary immediately. Intermediaries must medallion/signature guarantee and submit the property completed and duly executed New Second Lien Notes Participation Forms received from Electing Second Lien Noteholders and complete and submit a New Second Lien Notes Participation Summary (to be sent by Kingsdale to each intermediary under separate cover) by e-mail, fax, hand delivery or courier to Kingsdale in accordance with the instructions above prior to 12:00 p.m. (Toronto time) on September 2, 2016 in order to constitute valid delivery. Properly completed, executed and medallion/signature guaranteed New Second Lien Notes Participation Forms and completed New Second Lien Notes Participation Summaries that are not received by Kingsdale on or prior to the Participation Deadline will not be accepted (provided that the Company may, in its sole discretion, elect to accept New Second Lien Notes Participation Forms and New Second Lien Notes Participation Summaries that are not received by Kingsdale on or prior to the Participation Deadline). The method used to deliver this New Second Lien Notes Participation Form and New Second Lien Notes Participation Summary is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such document is actually received. It is recommended that this New Second Lien Notes Participation Form and New Second Lien Notes Participation Summary be hand delivered to Kingsdale at its office specified on the back page of this New Second Lien Notes Participation Form. If such document is mailed, it is recommended that registered mail be used and if such document is e-mailed or faxed, a delivery receipt or confirmation of transmission should be requested.

THE NEW SECOND LIEN NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES OR IN ANY PROVINCE OF CANADA, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participation in the New Capital Offering

A summary of the terms of the New Capital Offering and the New Second Lien Notes is set forth in the Information Circular under the heading “Description of the Recapitalization - Plan of Arrangement – New Capital Offering” and Appendix “H” (“Description of the New Second Lien Notes”) thereto. A copy of the New Second Lien Note Indenture in substantially final form will be made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com. Postmedia will issue a press release once the document has been posted for viewing. Eligible Second Lien Noteholders that are considering participating in the New Capital Offering are urged to read the full text of the Information Circular and the New Second Lien Note Indenture.

Only Eligible Second Lien Noteholders are eligible to participate in the funding of the New Capital Offering as contemplated herein and as described in the Information Circular.

An “Eligible Second Lien Noteholder” is a Noteholder that, as of the Record Date and as of the Effective Date of the Recapitalization under the Plan of Arrangement:

1.	is a Second Lien Noteholder of PNI ;

2.

in the case of a Second Lien Noteholder in the United States, is an institution that is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States Securities Act of 1933, as amended (the “1933 Act” and such Noteholder, an “Institutional Accredited Investor”); and

3.

in the case of a Second Lien Noteholder resident outside of Canada and the United States, agrees that its right to participate in the New Capital Offering is conditional on demonstrating to PNI that it is qualified to participate in the New Capital Offering in accordance with the laws of the jurisdiction of its residence without obliging PNI to register the New Second Lien Notes or file a prospectus or other disclosure document or to make any other filings or become subject to any reporting or disclosure obligations that PNI is not already obligated to make, and PNI may require an opinion of counsel of recognized standing, to such effect.

The Record Date establishes the cut-off date for determination as to which Second Lien Noteholders may be Eligible Second Lien Noteholders and therefore eligible for participation in the New Capital Offering. Second Lien Noteholders who acquire Second Lien Notes after the Record Date will not be permitted to participate in the New Capital Offering in respect of such Second Lien Notes.

For greater clarity, any Second Lien Noteholder that acquires Second Lien Notes after the Record Date will still be entitled to receive its portion of the Second Lien Settlement Shares that are being issued to Second Lien Noteholders on the Effective Date in full settlement of the Second Lien Notes as described in the Plan of Arrangement.

Additional Information for Completing the New Second Lien Notes Participation Form

This New Second Lien Notes Participation Form should be read carefully in its entirety before this New Second Lien Notes Participation Form is completed. Any questions or requests for assistance or additional copies of this New Second Lien Notes Participation Form may be directed to PNI’s information agent, Kingsdale Shareholder Services, as set forth on the back page of this New Second Lien Notes Participation Form. You should also contact your broker, dealer, commercial bank or other nominee for assistance concerning the completion of this New Second Lien Notes Participation Form.

By executing this New Second Lien Notes Participation Form, the undersigned acknowledges receipt of the Information Circular.

Eligible Second Lien Noteholders will have the right to participate in the New Capital Offering and acquire up to their New Capital Offering Pro Rata Share of the Offered Notes. The New Second Lien Notes will be issued pursuant to the New Second Lien Note Indenture and bear interest at an annual rate of, at the option of PNI, cash interest at a rate 10.25% per annum or PIK interest at a rate of 11.25% per annum, provided that no cash interest shall be paid for the first three years from the Effective Date, unless at the time of an interest payment the aggregate principal amount of outstanding Amended and Restated First Lien Notes (as defined in the Information Circular) (together with any other first lien debt) is $112.5 million or less, and provided that at such time no amounts shall have been drawn on any ABL Facility (as defined in Appendix “H” to the Information Circular), as further set out in the Information Circular. Additional details regarding terms and conditions of the New Second Lien Notes are set forth in Appendix “H” to the Information Circular. A copy of the New Second Lien Note Indenture in substantially final form will be made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com. Postmedia will issue a press release once the document has been posted for viewing.

The New Capital Offering is open to all Eligible Second Lien Noteholders. Each Eligible Second Lien Noteholder has the right, but not the obligation, to participate in the New Capital Offering by subscribing for and purchasing up to its New Capital Offering Pro Rata Share of the Offered Notes. For each US$1,000 principal amount of Second Lien Notes held on the Record Date, an Eligible Second Lien Noteholder would be entitled to subscribe for the US dollar equivalent of CDN$409.48 of New Second Lien Notes based on the Canadian Exchange Rate on the FX Date. Pursuant to the Backstop Commitment Letter, certain of the Supporting Second Lien Noteholders have severally agreed to subscribe for and purchase their New Capital Offering Pro-Rata Share of the New Capital Offering Amount and to backstop those Offered Notes that are not otherwise subscribed for and taken up by other Eligible Second Lien Noteholders.

Eligible Second Lien Noteholders (other than the Backstop Parties) will not be permitted to participate in the New Capital Offering if (i) their Intermediary has not received the New Second Lien Notes Participation Form, and (ii) Kingsdale, or such other Persons as may be designated by the Company, has not received the New Second Lien Notes Participation Form properly completed, duly executed and medallion/signature guaranteed and the New Second Lien Notes Participation Summary properly completed, or other form of instruction acceptable to the Company in advance of the Participation Deadline.

Pursuant to, and in accordance with, the Notice of Confirmation (as defined below) to be delivered by PNI or its agent, Intermediaries for Electing Second Lien Noteholders will be required to forward, in immediately available funds by wire transfer, an aggregate amount representing the Subscription Amount (defined below) (indicating the amounts attributable to each beneficial Noteholder) so that it is received by no later than 11:00 a.m. (Toronto time) on the third Business Day prior to the expected Effective Date, failing which the participation of the Electing Second Lien Noteholder in the New Capital Offering will be deemed to be null and void.

NEW SECOND LIEN NOTES PARTICIPATION

Representations, Warranties, Covenants, Agreements and Confirmations

1.

By executing this New Second Lien Notes Participation Form, the undersigned Noteholder represents, warrants, covenants, agrees and confirms to PNCC and PNI and their respective agents and representatives (and acknowledges that PNCC and PNI, their respective agents and representatives and their respective counsel are relying thereon) that:

(a)

as at the Record Date, it was the beneficial holder of such Notes as set forth on the signature page hereto. If the space provided on the signature page is inadequate, list all such information on a separate signed schedule and affix the schedule to this New Second Lien Notes Participation Form;

(b)	it hereby irrevocably elects to participate in the New Capital Offering by subscribing for and purchasing its Committed Pro-Rata Share of the Offered Notes;

(c)

it understands that the New Second Lien Notes have not been and will not be registered under the 1933 Act, and that the offer and sale of the New Second Lien Notes to Persons in the United States is being made to Institutional Accredited Investors in reliance on an exemption from the registration requirements of the 1933 Act. It understands and acknowledges that neither PNI nor PNCC is obligated to file and have no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the New Second Lien Notes;

(d)

it acknowledges that the New Second Lien Notes to be issued to Eligible Second Lien Noteholders that participate in the New Capital Offering are being issued pursuant to exemptions from prospectus and registration requirements under applicable securities legislation in Canada and the United States and that no prospectus or registration statement has been or will be filed by either PNCC or PNI with any securities commission or similar regulatory authority in any jurisdiction, and as a result:

(i)	it is restricted from using certain of the civil remedies available under applicable securities laws;

(ii)	it may not receive information that might otherwise be required to be provided to the Eligible Second Lien Noteholder under the applicable securities laws if the exemptions were not being used;

(iii)	PNI is relieved from certain obligations that would otherwise apply under applicable securities laws if the exemptions were not being used; and

(iv)

it has not received or been provided with an offering memorandum and the decision to participate in the New Capital Offering has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of PNCC, PNI or any of their respective employees, agents or affiliates;

(e)

it acknowledges and understands that the New Second Lien Notes: (i) are being offered in a transaction not involving any public offering in the U.S. within the meaning of the 1933 Act and that the offer and sale of New Second Lien Notes to Persons in the United States is being made only to Institutional Accredited Investors in reliance on an exemption from the registration requirements of the 1933 Act; (ii) shall be “restricted securities” within the meaning of Rule 144 under the 1933 Act and have not been and will not be registered under the 1933 Act or any U.S. state securities laws; and (iii) may not be reoffered, resold, pledged or otherwise transferred except: (a) outside the United States in accordance with Regulation S under the 1933 Act (“Regulation S”) and in compliance with applicable local laws and regulations; (b) in the United States, in accordance with Rule 144A under the 1933 Act (“Rule 144A”) to a Person it reasonably believes is a “qualified institutional buyer” (“Qualified Institutional Buyer”) within the meaning of Rule 144A that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A; (c) in accordance with another exemption from the registration requirements of the 1933 Act (and based upon an opinion of counsel acceptable to the PNI and PNCC, if they so request); (d) to PNI; or (e) pursuant to an effective registration statement under the 1933 Act, and, in each case of clauses (a) through (e), in accordance with all applicable U.S. state securities laws. If applicable, it agrees to notify any subsequent purchaser of the New Second Lien Notes from it of the resale restrictions set forth in the preceding sentence;

(f)

it understands and acknowledges that upon the original issuance of the New Second Lien Notes, and until such time as the same is no longer required under applicable requirements of the 1933 Act or state securities Laws, the certificates representing the New Second Lien Notes offered and sold in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend substantially to the following effect unless otherwise agreed by it:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF POSTMEDIA NETWORK INC. (THE “ISSUER”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (A) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (B) IN THE UNITED STATES, IN ACCORDANCE WITH RULE 144A UNDER THE 1933 ACT (“RULE 144A”) TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” (“QUALIFIED INSTITUTIONAL BUYER”) WITHIN THE MEANING OF RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER AND TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A; (C) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO ISSUER AND POSTMEDIA NETWORK CANADA CORP., IF THEY SO REQUEST); (D) TO THE ISSUER; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, AND, IN EACH CASE OF CLAUSES (a) THROUGH (e), IN ACCORDANCE WITH ALL APPLICABLE U.S. STATE SECURITIES LAWS.”

provided, that if such New Second Lien Notes are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S, the legend set forth above may be removed by providing an executed declaration to the PNI and PNCC and the trustee for the New Second Lien Notes, in the form PNI and PNCC may reasonably prescribe from time to time to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if such New Second Lien Notes are being sold under Rule 144 under the 1933 Act. The legend may be removed by delivery to PNI and PNCC and the trustee of an opinion of counsel of recognized standing reasonably satisfactory to PNI and PNCC and the trustee to the effect that such legend is no longer required under applicable requirements of the 1933 Act;

(g)

it is acquiring the New Second Lien Notes solely for investment for its own account or on account of funds managed by it, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof in any transaction in violation of Canadian securities laws or U.S. federal and state securities laws. It will hold the New Second Lien Notes for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof within the meaning of the 1933 Act, except in compliance with applicable Canadian and U.S. federal and state securities laws

(h)

it is not purchasing New Second Lien Notes as a result of (i) any “general solicitation” or “general advertising”, as those terms are used in Regulation D under the 1933 Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising or (ii) any “directed selling efforts” (as such term is defined in Regulation S);

(i)	it is resident in the province or jurisdiction set forth as the “Beneficial Noteholder’s Address” on Page 12 contained herein;

(j)

if it is in the United States, it is an institution which is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act and is authorized to consummate the purchase of the New Second Lien Notes;

(k)	if it is resident outside of Canada and the United States, it agrees that its right to participate in the New Capital Offering is conditional on demonstrating to PNI that it is qualified to participate in the New Capital Offering in accordance with the laws of the jurisdiction of residence;

(l)	if an individual, it is of the full age of majority and is legally competent to execute this New Second Lien Notes Participation Form and take all action pursuant hereto;

(m)

this New Second Lien Notes Participation Form has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the undersigned Second Lien Noteholder;

(n)

if a corporation, partnership, unincorporated association or other entity, it has the legal capacity and competence to enter into and be bound by this New Second Lien Notes Participation Form and further certifies that all necessary approvals of directors, shareholders, partners or otherwise have been given and obtained;

(o)

the entering into of this New Second Lien Notes Participation Form and the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any law applicable to it, or any of its constating documents, or of any agreement to which the undersigned Second Lien Noteholder is a party or by which it is bound;

(p)

it has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its participation and investment and it is able to bear the economic risk of loss of its investment;

(q)

the Subscription Amount (as hereinafter defined) which will be advanced by the Second Lien Noteholder to PNI pursuant hereto will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Second Lien Noteholder acknowledges that PNI may in the future be required by law to disclose the Second Lien Noteholder’s name and other information relating to this Agreement and the Second Lien Noteholder’s subscription hereunder, on a confidential basis, pursuant to the PCMLA; and to the best of its knowledge (i) none of the Subscription Amount to be provided by the Second Lien Noteholder (A) has been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction, or (B) is being tendered on behalf of a person or entity who has not been identified to the Second Lien Noteholder, and (ii) it shall promptly notify PNI if the Second Lien Noteholder discovers that any of such representations ceases to be true, and to provide PNI with appropriate information in connection therewith;

(r)

it has been afforded the opportunity: (i) to ask questions and to receive answers from, representatives of the PNI and PNCC concerning the terms and conditions of the New Second Lien Notes; and (ii) to obtain such additional information that it has considered necessary in connection with its decision to invest in the New Second Lien Notes;

(s)

it (1) has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits of an investment in the New Second Lien Notes and (2) has the financial ability to bear the economic risk of an investment in the New Second Lien Notes and adequate means for providing for current needs and possible contingencies; and

(t)

it acknowledges that it has been advised to consult its own legal advisors with respect to the merits and risks of participating in the New Capital Offering and that it is responsible for obtaining such legal advice as it considers appropriate in connection with the execution, delivery and performance of this New Second Lien Notes Participation Form and the transactions contemplated hereby.

2.

The undersigned Second Lien Noteholder agrees that the above representations, warranties, covenants, agreements and confirmations will be true and correct both as of the execution of this New Second Lien Notes Participation Form and as of the Effective Date of the Recapitalization under the Plan of Arrangement.

Procedures Relating to the New Second Lien Notes Participation

3.

Each Eligible Second Lien Noteholder has the right, but not the obligation, to participate in the New Capital Offering in respect of all or any portion of the Second Lien Notes held by such Eligible Second Lien Noteholder as of the Record Date. An Eligible Second Lien Noteholder that validly elects to participate in the New Capital Offering by following the procedures set forth herein is referred to as an “Electing Eligible Second Lien Noteholder”.

4.

The Second Lien Notes in respect of which an Electing Eligible Second Lien Noteholder validly elects to participate in the New Capital Offering (being the “Committed Second Lien Notes”) will determine such Electing Eligible Second Lien Noteholder’s “Committed Pro Rata Share” which will equal (i) the principal amount of such Electing Eligible Second Lien Noteholder’s Committed Second Lien Notes divided by (ii) the aggregate principal amount of all Second Lien Notes outstanding on the Record Date. An Electing Eligible Second Lien Noteholder must indicate in its New Second Lien Notes Participation Form, the amount of its Committed Second Lien Notes (which must be expressed in multiples of US$1,000). If an Electing Eligible Second Lien Noteholder fails to indicate the amount of its Committed Second Lien Notes, its Committed Second Lien Notes will be deemed to be 100% of the Second Lien Notes held by the Eligible Second Lien Noteholder as of the Record Date.

5.

The aggregate principal amount of New Second Lien Notes to be purchased by each Electing Eligible Second Lien Noteholder (its “Subscribed New Second Lien Notes”) will equal (i) the US dollar equivalent of CDN$110,000,000 based on the Canadian Exchange Rate on the FX Date multiplied by (ii) such Electing Eligible Second Lien Noteholder’s Committed Pro Rata Share. The New Second Lien Notes will be purchased by Eligible Second Lien Noteholders and denominated in US dollars.

6.

Eligible Second Lien Noteholders are required to properly complete and duly execute this New Second Lien Notes Participation Form and submit it to their bank, broker, custodian or other intermediary by their established deadline. Intermediaries are to aggregate and medallion/signature guarantee each of the New Second Lien Notes Participation Forms and the Committed Second Lien Notes in the Second Lien Note Participation Summary and forward (together with each of the New Second Lien Notes Participation Forms received from Eligible Second Lien Noteholders) to Kingsdale by registered mail, hand delivery or courier during regular business hours only (8:00 a.m. to 5:00 p.m. (Toronto time) Monday to Friday) at the address indicated below or by e-mail at corpaction@kingsdaleshareholder.com or by fax at 1-866-545-5580 on or prior to the Participation Deadline:

Kingsdale Shareholder Services

By E-mail:

corpaction@kingsdaleshareholder.com or

By Facsimile:1-866-545-5580 or

By Mail, Hand Delivery or Courier:

Kingsdale Shareholder Services

The Exchange Tower

130 King Street West, Toronto, P.O. Box 361

Ontario M5V 1E2

Attention: Corporate Actions

7.

Not less than 5 Business Days prior to the Effective Date, PNI or its agent will deliver a notice of confirmation (a “Notice of Confirmation”) to each Intermediary for an Eligible Second Lien Noteholder whose New Second Lien Notes Participation Form and New Second Lien Notes Participation Summary was received by Kingsdale, as to:

a.	the expected Effective Date;

b.	the amount of its Subscribed New Second Lien Notes;

c.

the amount of funds to be paid by such Electing Second Lien Noteholder for the Subscribed New Second Lien Notes (the “Subscription Amount”), which amount shall be expressed in U.S. dollars based on the rate at which Canadian dollars may be exchanged into U.S. dollars, determined by reference to the Bank of Canada noon spot rate (the “Canadian Exchange Rate”) as of a date to be agreed by the Company and the Majority Supporting Second Lien Noteholders that is not more than seven Business

Days prior to the Effective Date (the “FX Date”); and

d.	the procedures for paying and depositing the Subscription Amount prior to the Electing Second Lien Noteholder Funding Deadline (defined below).

Intermediaries for each Electing Second Lien Noteholder must communicate the information contained in each Notice of Confirmation to each of their Electing Second Lien Noteholders.

8.

Electing Second Lien Noteholders will be required, pursuant to the funding instructions that will be set out in more detail in the Notice of Confirmation, to forward, in immediately available funds by wire transfer, an aggregate amount representing the Subscription Amount such that they are received by the Escrow Agent by no later than 11:00 a.m. (Toronto time) on the third Business Day prior to the expected Effective Date (the “Electing Second Lien Noteholder Funding Deadline”), failing which the participation of the Electing Second Lien Noteholder in the New Capital Offering will be deemed to be null and void.

General

9.

The undersigned Noteholder hereby acknowledges that the representations, warranties and covenants contained herein including, without limitation, those set forth in Section 1 hereof, are made with the intent that they may be relied upon by PNI and its agents and counsel in determining the Noteholder’s eligibility to qualify as an Eligible Second Lien Noteholder to participate in the New Capital Offering. The undersigned Noteholder further covenants that by the acceptance of PNI of the Noteholder’s participation in the New Capital Offering in accordance herein, he, she or it shall be representing and warranting that such representations and warranties are true as at the Effective Time of the Recapitalization as if made at that time. The undersigned Noteholder hereby agrees to indemnify PNI, its affiliates and its agents and their respective directors, officers, employees, advisers, affiliates, shareholders and agents (including their respective legal counsel) against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur caused or arising from reliance thereon in the event that such representations or warranties are untrue as at the Effective Time. The undersigned Noteholder undertakes to immediately notify PNI of any change in any statement or other information relating to the Noteholder set forth herein which takes place prior to the Effective Time.

10.

The contract arising out of this New Second Lien Notes Participation Form shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the undersigned Noteholder and PNI each irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

11.	Time shall be of the essence hereof.

12.

This New Second Lien Notes Participation Form represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

13.

The undersigned Noteholder hereby acknowledges and agrees that all costs incurred by the Noteholder (including any fees and disbursements of any counsel retained by the Noteholder) relating to the participation in the New Capital Offering by the Noteholder shall be borne by the Noteholder.

14.

The terms and provisions of this New Second Lien Notes Participation Form shall be binding upon and enure to the benefit of the undersigned Noteholder and PNI and their respective heirs, executors, administrators, successors and assigns; provided that, this New Second Lien Notes Participation Form shall not be assignable by any party without prior written consent of the other parties.

15.

PNI has the right to accept or reject the undersigned Noteholder’s election to participate in whole or in part at any time at or prior to the time it is required to give Notice of Confirmation of the Noteholder’s participation in the New Capital Offering in accordance with Section 3 herein if the Noteholder’s New Second Lien Notes Participation Form is incomplete, deficient or invalid in any manner or if PNI determines, together with its agents and advisors, that the Noteholder is not an Eligible Second Lien Noteholder.

16.

The undersigned Noteholder hereby acknowledges and agrees that completion of the New Capital Offering is subject to the satisfaction or waiver of conditions as set forth in the Information Circular. If and to the extent that the New Capital Offering is not completed, any funds delivered by the undersigned Noteholder will be returned to the undersigned Noteholder without interest or deduction.

17.

The undersigned Noteholder hereby agrees that this New Second Lien Notes Participation Form is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Noteholder.

18.

The undersigned Noteholder hereby consents to PNI’s collection of the personal information relating to the Noteholder contained in this New Second Lien Notes Participation Form or otherwise gathered in connection with the Noteholder’s participation in the New Capital Offering. The undersigned Noteholder also hereby acknowledges that such personal information will be used by PNI and its affiliates and agents in order to administer and manage the execution of the New Second Lien Note Indenture and may be disclosed to third parties that provide administrative and other services in respect therein and to government agencies where it is permitted or required by law, including any applicable anti-money laundering legislation or similar laws. PNI acknowledges that it will maintain the confidentiality of such personal information in all other respects.

19.	The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

20.

The parties hereto have required that this agreement and all documents and notices related hereto and/or resulting herefrom be drawn up in the English language. Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. Les porteurs de billets qui le désirent peuvent recevoir, sans frais et sur demande, une version française du formulaire de participation au nouveau prêt.

TO BE COMPLETED BY THE BENEFICIAL NOTEHOLDER AND

SIGNED AND MEDALLION/STAMP GUARANTEED BY THE APPLICABLE CDS OR

DTC PARTICIPANT/BROKER:

IMPORTANT - READ CAREFULLY

This New Second Lien Notes Participation Form must be completed and executed by the beneficial Noteholder(s). If Notes to which this New Second Lien Notes Participation Form relates are held by two or more joint Noteholders, all such Noteholders must sign this New Second Lien Notes Participation Form. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to PNI or its representatives of such person’s authority so to act.

This portion of the New Second Lien Notes Participation Form must ALSO be properly completed and duly executed by the broker or applicable CDS or DTC Participant for the Eligible Second Lien Noteholder. The broker, CDS Participant or DTC Participant is required to signature/medallion guarantee the name and signature of the Eligible Second Lien Noteholder set forth on the foregoing page by affixing its brokerage stamp to this Form, endorsed by the prime broker, and restricted to the number of Notes held by the Noteholder as of the Record Date (August 5, 2016) as indicated by the Noteholder below. This process is not required if the Noteholder is a registered holder of Notes and has a physical certificate representing such Notes.

TO BE COMPLETED BY ALL BENEFICIAL HOLDERS OF SECOND LIEN NOTES:

Full Legal Name of Beneficial Noteholder:

Authorized Signature of Noteholder:

Official Capacity or Title (please print):

Name of individual whose signature appears above if different than the name of the beneficial Noteholder printed above:
(please print)

If you fail to make an election pursuant to this New Second Lien Notes Participation Form prior to 12:00 p.m. (Toronto Time Time) on the Participation Deadline, you will not be eligible to subscribe for New Second Lien Notes.

☐           ELECTION TO PURCHASE NEW SECOND LIEN NOTES IN AN AMOUNT SET FORTH BELOW.

By checking this box, the undersigned Noteholder hereby indicates that the amount of its Committed Second Lien Notes (expressed in multiples of US$1,000) is US$                    .(1)

(1) Amount to be a multiple of US$1,000. Please see items 3-5 under “Procedures Relating to the New Second Lien Notes Participation”.

TO BE COMPLETED BY HOLDERS OF SECOND LIEN NOTES:
Name of Broker for this beneficial Noteholder (please print):

Broker Number:

The undersigned beneficial Noteholder hereby certifies that AS AT AUGUST 5, 2016 it beneficially held Second Lien Notes in the principal amount of $

The undersigned beneficial Noteholder represents and warrants that (check one):

☐	it, he or she is purchasing the New Second Lien Notes in the United States; or

☐	it, he or she is not in the United States, or is otherwise eligible to acquire the New Second Lien Notes pursuant to Regulation S under the 1933 Act.

TO BE COMPLETED BY ALL BENEFICIAL NOTEHOLDERS AND/OR THEIR RESPECTIVE BROKERS (AS APPLICABLE):

BROKER SIGNATURE AND STAMP/MEDALLION GUARANTEED: (Endorsed by prime broker and restricted to the Number of Second Lien Notes held AS AT AUGUST 5, 2016 by the Noteholder) Dated:

CONTACT INFORMATION
BENEFICIAL NOTEHOLDER:

Address:

(including Postal Code/Zip Code)

Contact Name:

Residency:

Area Code and Telephone No. ( )

Email Address:

CDS PARTICIPANT/DTC PARTICIPANT/BROKER:

Address:

(including Postal Code/Zip Code)

Contact Name:

Area Code and Telephone No. ( )

Email Address:

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR AND INFORMATION AGENT

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-581-0506

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

If you are a Beneficial Noteholder, you should deliver a completed New Second Lien Notes Participation Forms to your Intermediary by such deadline as set by your Intermediary, which deadline will be in advance of 12:00 p.m. (Toronto time) on September 2, 2016.

Intermediaries should deliver a New Second Lien Note Participation Summary, together with each New Second Lien Notes Participation Form received by such Intermediary to Kingsdale PRIOR TO 12:00 P.M. TORONTO TIME, ON SEPTEMBER 2, 2016 by e-mail at corpaction@kingsdaleshareholder.com, by fax at 1-866-545-5580 or at the address set forth below:

Kingsdale Shareholder Services

By Mail, Hand Delivery or Courier:

Kingsdale Shareholder Services

The Exchange Tower

130 King Street West, Toronto, P.O. Box 361

Ontario M5V 1E2

Attention: Corporate Actions

By E-mail: corpaction@kingsdaleshareolder.com

or

By Facsimile: 1-866-545-5580